CM

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MAR 1 - 2013
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-33753

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First New York Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

90 Park Avenue, 5th fl
(No. and Street)

New York (City) NY (State) 10016 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Donna Sabatini (212) 840-0740
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EisnerAmper LLP
(Name – *if individual, state last, first, middle name*)

750 Third Avenue (Address) New York (City) NY (State) 10017 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

EM
3/12/13

OATH OR AFFIRMATION

I, Donna Sabatini, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First New York Securities LLC, as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Donna Sabatini

Signature

CFO

Title

Maureen A. McLoughlin

Notary Public

MAUREEN A. MCLOUGHLIN
NOTARY PUBLIC, STATE OF NEW YORK
NO. 01MC4985096
QUALIFIED IN QUEENS COUNTY
CERTIFICATE FILED IN NEW YORK COUNTY
COMMISSION EXPIRES AUG. 5, 2013

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EISNERAMPER
ACCOUNTANTS & ADVISORS

FIRST NEW YORK SECURITIES L.L.C. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2012

First New York Securities L.L.C. and Subsidiaries

December 31, 2012

Contents

Consolidated Financial Statement

EisnerAmper LLP
750 Third Avenue
New York, NY 10017-2703
T 212.949.8700
F 212.891.4100
www.eisneramper.com

INDEPENDENT AUDITORS' REPORT

To the Member of
First New York Securities, L.L.C.

Report on the Consolidated Financial Statement

We have audited the accompanying consolidated statement of financial condition of First New York Securities, L.L.C. and Subsidiaries, a wholly owned subsidiary of FNY Partners Fund, LP, as of December 31, 2012 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and the related notes to the consolidated statement of financial condition.

Management's Responsibility for the Consolidated Financial Statement

Management is responsible for the preparation and fair presentation of the consolidated statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this consolidated financial statement based on our audit. We did not audit the financial statements of Infinity Capital Markets Limited, and MPS Global Securities (Europe) LLP, both wholly owned subsidiaries, (together, the "Component Entities"), which statements in the aggregate, reflect equity constituting 23% of the consolidated members' equity at December 31, 2012. The financial statements of Infinity Capital Markets Limited and MPS Global Securities (Europe) LLP, which were prepared in accordance with applicable law and United Kingdom Accounting Standards (United Kingdom Generally Accepted Accounting Practice), were audited by other auditors, whose reports have been furnished to us. We have applied audit procedures on the conversion adjustments to the financial statements of the Component Entities which conform those financial statements to accounting principles generally accepted in the United States of America. Our opinion, insofar as it relates to the amounts included for the Component Entities prior to these conversion adjustments, is based solely on the reports of the other auditors. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statement.

EISNERAMPER
ACCOUNTANTS & ADVISORS

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, based on our audit and the reports of the other auditors, the consolidated statement of financial condition referred to above present fairly, in all material respects, the consolidated financial position of First New York Securities, L.L.C. and Subsidiaries as of December 31, 2012 in accordance with accounting principles generally accepted in the United States of America.

EisnerAmper LLP

New York, New York
February 28, 2013

FIRST NEW YORK SECURITIES L.L.C. AND SUBSIDIARIES

Consolidated Statement of Financial Condition
December 31, 2012

Assets		
Cash	$	7,629,254
Receivable from clearing brokers and counterparties		57,897,697
Securities owned, at fair value		336,511,011
Secured demand notes (fair value of collateral $7,346,075)		6,200,000
Investments in investment companies		781,711
Furniture, equipment, and leasehold improvements, less accumulated depreciation and amortization of $12,144,991		6,776,548
Receivable from Parent Company		30,900,867
Receivable from affiliated entity		20,985,423
Other assets		17,131,684
Total assets	$	484,814,195
Liabilities and Members' Equity		
Liabilities:		
Securities sold, not yet purchased, at fair value	$	224,562,560
Payable to clearing brokers and counterparties		2,365,890
Capital withdrawals payable		3,385,737
Accrued expenses and other liabilities		32,056,894
Total liabilities		262,371,081
Commitments and Contigencies		
Subordinated borrowings		37,850,000
Members' equity:		
First New York Securities L.L.C. members' equity		184,327,313
Noncontrolling interest		265,801
Total members' equity		184,593,114
Total liabilities and members' equity	$	484,814,195

See notes to consolidated statement of financial condition

1. Organization and Description of Business

First New York Securities L.L.C. ("FNYS"), a Delaware limited liability company, is a broker-dealer in securities registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). It was organized in July 1995 as the successor to the business of First New York Securities Co.

FNYS is a wholly owned subsidiary of FNY Partners Fund LP (the "Parent Company"). FNYS' wholly or majority owned subsidiaries include FNY Managed Accounts, L.L.C., Infinity Capital Markets Limited ("ICM"), Infinity Global Markets Limited ("IGM"), FNY Technologies, LLC ("FNYT"), MPS Global Securities L.L.C. ("MPSG"), and MPS Global Securities (Europe) LLP ("MPSGE) (collectively, the "Company"). ICM, IGM and MPSGE were formed under the applicable law of the United Kingdom. FNYS and its subsidiaries are primarily engaged in the proprietary trading of securities and acts as introducing brokers. The Company has decided to wind down the operations of MPSGE.

2. Significant Accounting Policies

Basis of Presentation: The Company's consolidated statement of financial condition has been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") and is stated in U.S. dollars. The preparation of this consolidated financial statement in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of consolidated assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statement. Actual results could differ from those estimates.

Consolidation: The consolidated financial statement include the accounts of FNYS and all of its wholly or majority owned subsidiaries. All significant intercompany account balances and transactions have been eliminated in consolidation.

Noncontrolling interest: Noncontrolling interest represents the equity ownership in subsidiaries not attributable to the parent company, who has a controlling interest and consolidates the subsidiaries' financial results with its own.

2. Significant Accounting Policies (continued)

Revenue Recognition Policies: Principal security transactions are recorded on the trade date, and related revenue and expenses are included in net gain from principal transactions. The Company records commission revenue on a trade-date basis. Dividend income and expense are accrued on the ex-dividend date. Interest income and expense are recorded on the accrual basis.

Cash: The Company maintains cash balances in bank accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. In the event of a financial institution's insolvency, recovery of cash may be limited.

Receivable from and Payable to Clearing Brokers and Counterparties: Receivable from and payable to clearing brokers and counterparties represent net cash and margin collateral balances, net amounts receivable or payable for securities transactions that have not settled and the fair value of all derivatives (excluding equity and future options) with the Company's clearing brokers and counterparties at December 31, 2012. Investments and other amounts due from brokers serve as collateral for the amounts due to brokers and counterparties.

Valuation: The Company carries its investments at fair value. Accounting Standards Codification ("ASC") 820, *Fair Value Measurements and Disclosures* ("ASC 820") defines fair value as an estimate of the exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants (i.e., the exit price at the measurement date). Fair value measurements are not adjusted for transaction costs. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or a liability as of the measurement date. The three levels are defined as follows:

Level 1 – Inputs are observable and reflect quoted prices (unadjusted) for identical assets or liabilities in active markets. The Company's exchange-traded equities, NASDAQ equities, OTC Bulletin Board equities, Pink Sheet equities, exchange-traded options and exchange-traded futures are categorized in Level 1 of the fair value hierarchy. Actively traded equities are valued at the last reported sales prices on the primary securities exchange on the date of determination. Options are valued at the mean between the last "bid" and "ask" prices. Exchange-traded futures are valued at quoted close market prices.

2. Significant Accounting Policies (continued)

Level 2 – Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly, and reasonably available in active markets. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability and are derived principally from or corroborated by observable market data from sources independent of the Company. The Company's equity swaps, interest rate swaps and swaptions, corporate bonds, and municipal bonds are categorized in Level 2 of the fair value hierarchy. These investments are valued based on either brokers' or counterparties' quotes, observable trade execution data or prices provided by the independent pricing service using valuation models with observable inputs such as yield curves, interest rates and credit spread. Equity swaps are fair valued at open trade equity representing unrealized gain or loss on the contracts as measured by the difference between the market value of the underlying securities and the contract value of the contracts.

Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement. Unobservable inputs reflect the Company's best estimate of fair value, where the inputs into the determination of fair value require significant management judgment or estimation. The Company's investments in investment companies are categorized in Level 3 of the fair value hierarchy because they trade infrequently (or not at all) and therefore have little or no readily available pricing. The Company has elected to value the investment companies using the net asset value of each investment company as reported by the investment company without adjustment, unless it is probable that the investment will be sold at a value significantly different than the reported net asset value.

An asset's or liability's categorization within the fair value hierarchy is based upon the lowest level of any input that is significant to the fair value measurement. Availability of observable inputs can vary and is affected by a variety of factors. The Company uses judgment in determining fair value of assets and liabilities and Level 3 assets and liabilities involve greater judgment than Level 1 or Level 2 assets or liabilities. For securities that are not traded in active markets or are subject to transfer restrictions, valuations are adjusted to reflect illiquidity and/or non-transferability and such adjustments are generally based on available market information. In the absence of such evidence, management's best estimate is used.

2. Significant Accounting Policies (continued)

Fair Value of Other Financial Instruments: The carrying amounts reported on the consolidated statement of financial condition approximate fair value based on the short-term maturity and the daily pricing mechanisms for these instruments. Other assets and liabilities with short and intermediate-term maturities and defined settlement amounts, including receivables, payables, and accrued liabilities are reported at their contractual amounts, which approximate fair value.

Financial Derivatives: Derivative financial instruments used for trading purposes, including economic hedges of trading instruments, are carried at fair value. The Company does not apply hedge accounting, as all financial instruments are recorded at fair value. The fair value of equity options are recorded in securities owned or securities sold, not yet purchased on the consolidated statement of financial condition. Open trade equity in swaps, swaptions, forwards, and futures transactions are recorded as receivable from or payable to clearing brokers and counterparties on the consolidated statement of financial condition.

Securities Purchased under Agreements to Resell and Securities Sold under Agreements to Repurchase: Securities purchased under agreements to resell and securities sold under agreements to repurchase primarily represent short-term financings and are collateralized by negotiable securities (principally, U.S. government securities) and are carried at their contractual amounts, adjusted for accrued interest receivable/payable.

It is the policy of the Company to obtain possession of collateral with a fair value equal to or in excess of the principal amount loaned under resale agreements. Collateral is valued daily, and the Company may require counterparties to deposit additional collateral or return collateral pledged when appropriate. At December 31, 2012, there were no securities purchased under agreements to resell or securities sold under agreements to repurchase.

Foreign Currency Translation: The Company's foreign denominated assets and liabilities are translated at month-end spot rates.

Furniture, Equipment and Leasehold Improvements: Furniture and equipment are depreciated using the straight-line method over the estimated useful lives of the related assets (generally three to ten years). Leasehold improvements are amortized using a straight-line method over the term of the related leases or the estimated useful lives of the assets, whichever is shorter. The

2. Significant Accounting Policies (continued)

Company's net balance on the consolidated statement of financial condition at December 31, 2012 is comprised of $3,144,298 in furniture and equipment, $1,817,665 in leasehold improvements, and $1,814,585 in information technology assets.

Intangible Assets: Intangible assets are amortized on a straight-line basis over their estimated useful lives, where the useful life is the period over which the asset is expected to contribute directly, or indirectly, to the Company's future cash flows. The Company tested intangible assets for impairment at December 31, 2012 and reassessed the remaining useful life. The reassessed carrying value amounted to $4,579,370 at December 31, 2012, which is included in other assets on the consolidated statement of financial condition.

Income Taxes: FNYS, as a single member limited liability company, is not subject to federal or state income taxes. Its taxable income is reported on the member's individual income tax returns in accordance with the laws of the applicable jurisdictions.

The Company has business operations in New York City and is subject to the New York City Unincorporated Business Tax ("UBT"), and a subsidiary of the Company is subject to United Kingdom ("UK") income tax. There was no UBT for 2012 as the related business generated losses for the year. There was no UK income tax for 2012 due to the loss carryforward from previous years.

The management is responsible for determining whether a tax position taken by the Company is more likely than not to be sustained on the merits. The Company has no material unrecognized tax benefits and has not recognized in this consolidated financial statement any interest or penalties related to income taxes for the year ended December 31, 2012. The Company is no longer subject to U.S. federal, state, or local income tax examinations by tax authorities for years before 2009.

3. Fair Value of Investments

The following are the Company's fair value assets and liabilities by level within the fair value hierarchy at December 31, 2012:

	Assets at Fair Value as of December 31, 2012					
	Level 1	Level 2	Level 3	Netting	Collateral	Total
Securities owned						
Equity securities	$ 276,573,956	$ -	$ -	$ -	$ -	$276,573,956
Municipal bonds	-	37,083,054	-	-	-	37,083,054
Corporate bonds	-	17,642,492	-	-	-	17,642,492
Equity options	5,211,509	-	-	-	-	5,211,509
Total securities owned	$ 281,785,465	$ 54,725,546	$ -	$ -	$ -	$336,511,011
Investments in investment companies	$ -	$ -	$ 781,711	$ -	$ -	$ 781,711
Receivable from clearing brokers and counterparties						
Futures	$ 170,186	$ -	$ -	$ (170,186)	$ -	$ -
Swaps and swaptions	-	1,904,595	-	(1,782,273)	-	122,322
Total receivable from clearing brokers and counterparties	$ 170,186	$ 1,904,595	$ -	$ (1,952,459)	$ -	$ 122,322
Total assets	$ 281,955,651	$ 56,630,141	$ 781,711	$ (1,952,459)	$ -	$337,415,044

	Liabilities at Fair Value as of December 31, 2012					
	Level 1	Level 2	Level 3	Netting	Collateral	Total
Securities sold, not yet purchased						
Equity securities	$ 222,999,254	$ -	$ -	$ -	$ -	$ 222,999,254
Equity options	1,563,306	-	-	-	-	1,563,306
Total securities sold, not yet purchased	$ 224,562,560	$ -	$ -	$ -	$ -	$ 224,562,560
Payable to clearing brokers and counterparties						
Futures	$ 321,936	$ -	$ -	$ (170,186)	$ (151,750)	$ -
Swaps and swaptions	-	1,782,273	-	(1,782,273)	-	-
Total payable to clearing brokers and counterparties	321,936	1,782,273	-	(1,952,459)	(151,750)	-
Total liabilities	$ 224,884,496	$ 1,782,273	$ -	$ (1,952,459)	$ (151,750)	$ 224,562,560

There were no transfers between levels during the year ended December 31, 2012.

3. Fair Value of Investments (continued)

The following summarizes changes in fair value of the Company's Level 3 assets for the year ended December 31, 2012. The information reflects gains and losses for the full year for assets categorized as Level 3 as of December 31, 2012:

	Investment Companies
Balance at the beginning of the year	$ 1,385,402
Net unrealized and realized gain	219
Return of capital	(603,910)
Balance at the end of the year	$ 781,711

4. Financial Instruments and Risk

In the normal course of its business, the Company trades various financial instruments and enters into various financial transactions where the risk of potential loss due to market risk, currency risk, interest rate risk, credit risk and other risks can equal or exceed the related amounts recorded.

Market risk represents the potential loss that can be caused by increases or decreases in the fair value of investments resulting from market fluctuations.

Currency risk is the risk that the fair value of an investment will fluctuate because of changes in foreign exchange rates. Investments that are denominated in a non-U.S. currency are subject to the risk that the value of a particular currency will change in relation to one or more other currencies. Among the factors that may affect currency values are trade balances, the level of short-term interest rates, differences in relative values of similar assets in different currencies, long-term opportunities for investment and capital appreciation and political developments.

Interest rate risk is the risk that the fair value of future cash flows of fixed income or rate sensitive investments will increase or decrease because of changes in interest rates. Generally, the value of fixed income securities will change inversely with changes in interest rates. As interest rates rise, the fair value of fixed income securities tends to decrease. Conversely, as

4. Financial Instruments and Risk (continued)

interest rates fall, the fair value of fixed income securities tends to increase. This risk is generally greater for long-term securities than for short-term securities.

The Company invests a portion of its assets in securities of non-U.S. issuers and in other financial instruments denominated in various currencies. In addition, in order to hedge foreign currency exchange rate risks which may arise from the purchase of such securities or other reasons incidental to the Company's business, the Company may invest in foreign currencies and foreign currency-related products. These types of investments entail risks in addition to those involved in investments in securities of domestic issuers. Investing in non-U.S. securities may represent a greater degree of risk than investing in U.S. securities. Non-U.S. securities also may be less liquid and more volatile than U.S. securities and may involve higher transaction and custodial costs. In addition, hedging foreign currency exchange rate risk entails additional risk since there may be an imperfect correlation between the Company's holdings of securities denominated in a particular currency and the Company's portfolio holdings of currencies and foreign currency related products purchased by the Company to hedge any exchange rate risk.

The Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the consolidated financial statements at December 31, 2012, at the fair value of the related securities and will incur a loss if the fair value of the securities increases subsequent to December 31, 2012. There is the risk that the securities borrowed by the Company in connection with a short sale would need to be returned to the securities lender on short notice. If such request for return of securities occurs at a time when other short sellers of the subject security are receiving similar requests, a "short squeeze" can occur, wherein the Company might be compelled, at the most disadvantageous time, to replace borrowed securities previously sold short with purchases on the open market, possibly at prices significantly in excess of the proceeds received earlier.

The Company enters into various transactions involving derivatives and other off-balance-sheet financial instruments. These financial instruments include futures, forward and foreign exchange contracts, exchange-traded and over-the-counter options, delayed deliveries, securities purchased and sold on a when-issued basis (when-issued securities), and interest rate and equity swaps. These derivative financial instruments are used to conduct trading activities and manage market risks and are, therefore, subject to varying degrees of market and credit risk. Derivative

4. Financial Instruments and Risk (continued)

transactions are entered into for trading purposes or to economically hedge other positions or transactions.

Futures and forward contracts, to-be-announced ("TBAs") and when-issued securities provide for the delayed delivery of the underlying instrument. As a writer of options, the Company receives a premium in exchange for giving the counterparty the right to buy or sell the security at a future date at a contracted price. Interest rate swaps involve the exchange of payments based on fixed or floating rates applied to notional amounts. The contractual or notional amounts related to these financial instruments reflect the volume and activity and do not reflect the amounts at risk. In an equity swap, cash flows are exchanged based on a commitment by one party to pay interest in exchange for a market-linked return based on a notional amount. The market-linked return may include, among other things, the total return of a security or index. These agreements involve elements of credit and market risk. Risks include the possibility that no liquid market exists for these obligations, the counterparty may default on its obligation, or unfavorable changes may exist in the security or index underlying the swap. Futures contracts are executed on an exchange, and cash settlement is made on a daily basis for market movements. Accordingly, futures contracts generally do not have credit risk. The credit risk for forward contracts, TBAs, options, swaps, and when-issued securities is limited to the unrealized fair valuation gains recorded in the consolidated statement of financial condition. Market risk is substantially dependent upon the value of the underlying financial instruments and is affected by market forces such as volatility and changes in interest and foreign exchange rates.

At December 31, 2012, the Company had outstanding long and short equity swap agreements with notional amounts $14,400,903 and $21,547,455, respectively; long and short swaptions with notional amounts of $895,760,000 and $916,896,000, respectively: and interest swap contracts with gross notional amounts in long positions of $11,422,400. The numbers of equity options and futures contracts outstanding as of December 31, 2012 were 70,074 and 726, respectively.

4. Financial Instruments and Risk (continued)

The following table summarizes the fair value of derivative instruments in the consolidated statement of financial condition at December 31, 2012:

	Fair Value	
	Gross Asset	**Gross Liability**
Equity options	$ 5,211,509	$ 1,563,306
Futures	170,186	321,936
Interest rate swaptions	1,850,581	1,687,094
Interest rate swaps	–	3,278
Equity swaps	54,014	91,901
Total	$ 7,282,290	$ 3,667,515

The fair value of derivatives (excluding equity options) in the table above is included net in receivable from clearing brokers and counterparties. Financial instruments involve elements of market risk that may be in excess of the amounts recognized in the consolidated statement of financial condition. The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations or the collateral value becomes inadequate, the Company may be exposed to credit risk. To reduce its credit risk for derivative transactions, the Company has established controls to monitor the creditworthiness of counterparties, as well as the quality of pledged collateral and uses master netting agreements whenever possible. At December 31, 2012, the Company did not hold any collateral in the form of cash or securities. The Company may be required to pledge collateral to counterparties when deemed necessary and will include cash paid as receivable from counterparties in the consolidated statement of financial condition. At December 31, 2012, the Company pledged $4,149,785 in cash collateral to counterparties. The cash collateral paid is included in the receivable from clearing brokers and counterparties in the consolidated statement of financial condition, and netted with the fair value of the derivatives.

4. Financial Instruments and Risk (continued)

The Company is party to various derivative contracts governed by the International Swaps and Derivatives Association, Inc. ("ISDA") trading agreements with dealer counterparties. The Company's ISDA trading agreements, which are separately negotiated agreements with each dealer counterparty, typically contain provisions allowing, absent other considerations, a counterparty to exercise rights, to the extent not otherwise waived, against the Company in the event the Company's member equity declines over time by a predetermined threshold or falls below a predetermined floor. Such rights often include the ability to terminate (i.e., close out) open contracts in accordance with its provisions. Derivative contracts are presented on a net-by-counterparty basis in the consolidated statement of financial condition. The aggregate fair value of all derivative instruments was in a net asset position at December 31, 2012.

5. Receivable from and Payable to Clearing Brokers and Counterparties

The clearing and depository operations for security transactions are provided substantially by three brokers. For financial reporting purposes, amounts payable to a broker have been offset against amounts receivable from the same broker for securities sold, not yet purchased, and other items. At December 31, 2012, substantially all of the securities owned, securities sold, not yet purchased, and amounts receivable from and payable to brokers reflected in the consolidated statement of financial condition are positions carried by and amounts receivable from or payable to these brokers. Securities owned and amounts due from brokers serve as collateral for the amounts payable to the brokers. Subject to the clearing agreements between the Company and the clearing brokers, the clearing brokers have the right to sell or repledge this collateral. Additionally, investments in securities owned and securities sold, not yet purchased, are subject to margin requirements.

The Company has agreed to indemnify its clearing brokers for losses that the clearing brokers may sustain from the customer accounts introduced by the Company. As of December 31, 2012, there were no significant unsecured amounts owed to the clearing brokers by these customers in connection with normal margin, cash and delivery against payment transactions.

6. Subordinated Borrowings

Borrowings subordinated to the claims of general creditors have been approved by FINRA for inclusion in computing FNYS's net capital pursuant to the SEC's Uniform Net Capital Rule.

The amounts, interest rates and maturities of the subordinated borrowings are as follows:

Maturity	Interest Rate	Amount
Secured demand notes:		
June 1, 2013	5.00%	$ 750,000
July 1, 2013	5.00%	3,850,000
August 31, 2014	4.00%	1,600,000
		6,200,000
Subordinated notes:		
February 28, 2013	Fed Fund+2.75%	500,000
March 16, 2013	1.00%	5,150,000
June 1, 2014	Fed Fund+2.75%	10,000,000
July 1, 2014	Fed Fund+2.75%	1,000,000
July 1, 2014	5.00%	500,000
January 31, 2015	7.00%	10,000,000
February 28, 2015	Fed Fund+2.75%	2,000,000
February 28, 2015	Fed Fund+2.75%	1,500,000
February 28, 2015	Fed Fund+2.75%	1,000,000
		31,650,000
		$ 37,850,000

Subordinated borrowings may be withdrawn by the lender at stated maturity dates or withdrawal can be accelerated upon six months' notice. Any subordinated borrowing can be repaid only if, after giving effect to such repayment, FNYS continues to comply with minimum net capital requirements and meets SEC's capital regulations governing withdrawal of subordinated debt. The estimated fair value of the subordinated borrowings and the secured demand notes receivable approximate the carrying amount based on current rates available to FNYS for debt with substantially the same terms and maturities.

7. Related Party Transactions

The Company is involved in financing and other transactions with the Parent Company and its affiliate.

FNYS has participations agreements with FNY Capital Management LP ("FNYCM"), a Delaware limited partnership and an affiliated entity of the Company, whereby FNYS sold full participation interests in the net profits or losses of IGM, MPSG, MPSGE, FNYT and its fixed income trading group to FNYCM in exchange for certain services. In addition, the Company's payroll and the related expenses are paid by FNYCM on behalf of the Company. The Company reimbursed FNYCM for all of such expenses. As of December 31, 2012, receivable from affiliated entity of $20,985,423 in the consolidated statement of financial condition represented the net receivable from FNYCM relating to the above transactions.

The Company provides funding to the Parent Company to facilitate the Parent Company's proprietary trading. As of December 31, 2012, receivable from Parent Company in the amount of $30,900,867 represented the amounts due from the Parent Company as a result of such activities.

The consolidated statement of financial condition includes $4,583,629 of other assets relating to related party receivables primarily for loans and advances to employees (see Note 8). This amount is net of bad debt allowances of $122,522, relating to the write off of employee related receivables. In addition, there is $31,650,000 of subordinated borrowings with related parties.

8. Employee Compensation and Benefits

Trader compensation is based on a percentage payout of net trading profit net of certain expenses. The payable relating to trader compensation in the amount of $22,910,647 is included in accrued expenses and other liabilities in the consolidated statement of financial condition.

The Company made advances and forgivable loans to employees, primarily brokers, for recruiting and retention purposes. Loans are forgiven using the straight-line method over a period of up to 4 years. The loans currently outstanding will mature on August 31, 2014. If an employee leaves the Company for any reason or ceases to be an employee in good standing, as defined, the portion of the employee's loan that has not yet been forgiven plus interest calculated at the

8. Employee Compensation and Benefits (continued)

current Applicable Federal Rate shall be repaid in full. The loans will be forgiven if an employee is terminated without cause. The amount of these loans currently outstanding at December 31, 2012 is $1,385,417. Advances do not have set due dates and are due on demand. The amount of advances outstanding at December 31, 2012 is $3,198,212. These loans and advances are included in other assets in the consolidated statement of financial condition.

The Company maintains a noncontributory 401(k) salary reduction plan covering substantially all employees, subject to certain minimum age and length-of-service requirements. The Company did not make any contributions to the plan during the year.

9. Regulatory Requirements

FNYS is subject to the SEC's Uniform Net Capital Rule (SEC Rule 15c3-1). FNYS has elected to compute net capital pursuant to SEC Rule 15c3-1 which requires that FNYS maintain minimum net capital, as defined, of 2% aggregate debit items computed in accordance with Rule 15c3-3, as defined, or $250,000. At December 31, 2012, FNYS had net capital of $61,545,480, which exceeded the requirement by $61,295,480.

FNYS is exempt from the provisions of Rule 15c3-3 (pursuant to paragraph k(2)(ii) of such Rule) under the Securities Exchange Act of 1934 as an introducing broker or dealer that carries no customer accounts, promptly transmits any customer funds and securities to the clearing broker or dealer, and does not otherwise hold funds or securities of customers.

Pursuant to the requirements of Rule 17a-5 of the SEC, the following summarizes the financial condition of the subsidiaries consolidated in the accompanying consolidated financial statement, but not consolidated in FNYS's corresponding unaudited Form X-17A-5 Part IIA report filed with the SEC:

Assets	$ 210,922,197
Liabilities	139,526,494
Members' equity	$ 71,395,703

10. Commitments and Contingencies

The Company is obligated under various noncancelable operating leases for office space expiring on various dates through 2016. The leases contain escalation provisions based on certain costs incurred by the lessor. The Company has also entered into leases for certain equipment which have been accounted for as capital leases.

The future aggregate minimum rental commitments under the aforementioned leases are as follows:

	Operating Leases	Capital Leases	Total
Year Ending December 31:			
2013	$ 4,366,542	$ 121,046	$ 4,487,588
2014	4,452,342	5,233	4,457,575
2015	2,194,121	-	2,194,121
2016	602,951	-	602,951
	$ 11,615,956	$ 126,279	$ 11,742,235

In connection with a security deposit for lease of office space, the Company has two outstanding standby letter of credit agreements of $1,280,409 payable to its landlord.

In the normal course of business, FNYS has been the subject of SEC inquiries and FINRA reviews and has been named as a defendant in certain litigations and arbitrations arising out of its activities as a broker-dealer in securities, the outcome of which cannot be determined at this time. It is the opinion of management that the various SEC inquiries, FINRA reviews, litigation and arbitrations will not have a material adverse effect on the Company's financial position.

11. Subsequent Events

Subsequent to December 31, 2012, there are pending capital withdrawals of $11,634,209 which are not reflected in the consolidated statement of financial condition.

11. Subsequent Events (continued)

On December 27, 2012, the Company entered into an agreement with ED&F Man Holdings, Inc., subject to the meeting of certain conditions including regulatory approval, to sell its entire membership interests in MPSG. The Company is in the process of winding down the operations of MPSGE. Other than disclosed above, subsequent events have been evaluated through the date of issuance and management has determined that no subsequent events occurred that would require disclosure in the consolidated financial statement or accompanying notes.

EISNERAMPER
ACCOUNTANTS & ADVISORS

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

New York, New York
February 22, 2013